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Exhibit 2.7

Master Services Agreement
Capgemini Confidential

MASTER SERVICES AGREEMENT

        This Master Services Agreement (this "Agreement") is entered into as of January    , 2007 between Capgemini U.S. LLC, a Delaware limited liability company with offices located at 750 Seventh Avenue, New York, NY 10019 ("Capgemini"), and FairPoint Communications, Inc., a Delaware corporation, with its principal office located at 521 East Morehead Street, Suite 250, Charlotte, NC 28202 ("Client" or "FairPoint").

        WHEREAS, Client desires to engage Capgemini to perform professional services for Client as may be requested from time to time by Client and hereafter agreed upon in writing by Capgemini (the "Services"), including Services in connection with the transition by Client of certain business operations pursuant to a Transition Services Agreement, of even date herewith (the "TSA"), by and among Client, Verizon Information Technologies LLC, Enhanced Communications of Northern New England, Inc. and Northern New England Telephone Operations Inc. (the "Transition Services Agreement"), and any other Services mutually agreed to by the parties; and

        WHEREAS, Capgemini agrees to provide the Services to Client in accordance with the terms and conditions of this Agreement.

        NOW, THEREFORE, in consideration of the foregoing and of the mutual promises and covenants hereinafter expressed, the parties hereby mutually agree as follows:

1.     TERM

        This Agreement shall be effective as of the date hereof and, unless sooner terminated in accordance with its terms, shall continue in effect for an initial term ending December 31, 2009, and shall thereafter continue in effect for successive one-year terms, unless not later than thirty (30) days prior to the end of the then-current term, either party shall notify the other that this Agreement will expire, in which event this Agreement shall expire on the last day of the then-current term (except with respect to any Work Order (as defined herein) for which the Services have not been completed on such date, as to which this Agreement will terminate on completion thereof). The term of any Work Order shall be as set forth in the Work Order.

2.     SCOPE

        (a)   Services. The Services provided will be authorized on a project-by-project basis pursuant to a Work Order.

        (b)   Work Orders. Client shall, from time to time, identify any Services which Client desires to be performed by Capgemini. Following consultation between Client and Capgemini and the decision by Capgemini to provide the identified Services, Capgemini shall prepare a proposed work order which shall include, to the extent applicable:

          (i)    Project identification, approach and objectives, the agreed upon scope of the Services and the location where the Services will be performed;

          (ii)   The Deliverables (as defined herein) to be provided under such Work Order, if any;

          (iii)  The fees for the Services under such Work Order;

          (iv)  The period of performance for the Services under such Work Order;

          (v)   Any assumptions upon which such Work Order is based;

          (vi)  Staffing by the parties and any Client resource commitments and responsibilities in addition to those set forth in this Agreement; and

          (vii) Any other information or agreements deemed relevant by the parties.

        Each proposed work order shall be approved by Client and, when acceptable to both parties, shall be executed by both parties (upon such execution, and as may be modified from time to time in accordance herewith, a "Work Order"). Each Work Order is incorporated by reference into, and shall be deemed a part of, this Agreement. Capgemini will perform the Services specified in each Work Order. Except as may be expressly provided in this Agreement, nothing in this Agreement shall constitute a commitment of either party to enter any particular Work Order. To the extent set forth in an applicable Work Order, Capgemini shall be compensated in preparing any proposed Work Order, or any proposed addendum or change order to a Work Order, which is prepared at the request of Client.

        (c)   Capgemini shall not voluntarily withhold the provision of any significant or material aspect of the Services for any reason during the term of this Agreement. If Capgemini breaches or threatens to breach the provisions of this Section, Client shall promptly provide written notice to Capgemini. Capgemini agrees that Client will be irreparably harmed, and, without any additional findings of irreparable injury or harm or other considerations of public policy, Client shall be entitled to apply to a court of competent jurisdiction for and, provided Client follows the appropriate procedural requirements (e.g. notice), Capgemini shall not oppose the granting of an injunction compelling specific performance by Capgemini of its obligations under this Agreement without the necessity of posting any bond or other security; provided, however, in the event a dispute arises in connection with the scope of a particular Work Order, Capgemini shall be limited in opposing the granting of an injunction compelling specific performance by Capgemini of its obligations under this Agreement only for a period of one hundred twenty (120) days from notice by Client of Capgemini's alleged breach of this subsection 2(c). This Section 2(c) is subject, in its entirety, to the termination rights of Capgemini pursuant to Section 11(b) hereunder.

3.     CHANGES AND DELAYS

        (a)   Changes. Except as specifically provided in an applicable Work Order:

          (i)    The parties acknowledge and agree that the occurrence of the following events (each, an "Adjustment Event") may require an extension in the schedule and/or an increase in the fees and expenses and/or an increase in the work Capgemini is to perform: (A) a material change to or deficiency in the information which Client has supplied to Capgemini; (B) a material failure by Client to perform any of its responsibilities under this Agreement in a timely manner; (C) an unanticipated event that materially changes the service needs or requirements of Client; (D) material and adverse circumstances beyond the reasonable control of either of the parties, including acts of God or other Force Majeure Events (as defined herein); (E) a material change in law which substantially increases or modifies the responsibilities of Capgemini under this Agreement; or (F) any assumption in a Work Order not being realized.

          (ii)   The parties also agree that from time to time during the term of this Agreement, Client may request, or Capgemini may propose, that Capgemini implement a change to the Services which, if material, may require an extension in the schedule and/or an increase or decrease in the fees and expenses and/or an increase or decrease in the work Capgemini is to perform (each, a "Change"), including: (A) a change to the scope or functionality of the Deliverables; (B) a change in the prioritization or manner in which Capgemini is performing the Services; or (C) a change to the scope of the Services.

          (iii)  In the event an Adjustment Event occurs or the parties agree on a Change, Capgemini may prepare and provide to Client a proposed change order identifying the impact and setting forth any proposed adjustments in the schedule and/or payments to Capgemini.

          (iv)  An authorized representative of each party shall promptly sign each agreed upon proposed change order to acknowledge the impact and to indicate that party's agreement to the adjustments. In the event the parties' respective authorized representatives reach agreement, the agreed upon adjustments shall constitute Services. In the event that the parties' respective authorized representatives disagree in this regard, they shall promptly negotiate the same in good faith. If they are unable to reach an agreement, they shall refer that matter to the parties' respective executive management representatives, who will meet or confer by telephone conference as promptly as practical and in any event within two business days to negotiate the same in good faith in an attempt to reach an agreement. Until such time as the parties agree on the scope and pricing for any Change to the Services, Capgemini shall continue to provide existing Services related to the functional scope set forth in Section 1 of Work Order number 1 attached hereto. If the parties dispute that the proposed change is within the scope set forth in Work Order number 1 attached hereto, Capgemini shall nonetheless work in good faith for a period of at least 30calendar days in an attempt to incorporate the proposed Change, pending the parties' agreement upon pricing and any other unresolved matters associated with the proposed Change. Subject to Client's rights under Section 2(c) above, Capgemini shall not thereafter be obligated to continue such Services, unless and until the parties reach agreement upon any unresolved matters related thereto.

        (b)   Delays. Notwithstanding Paragraph (a) of this Section 3, if any delays or deficiencies in the Services or Deliverables occur as a direct, proximate result of Adjustment Events or Changes, the scheduled completion date for the affected Services and/or Deliverables for the applicable Work Order shall be extended to the extent of any such delays, and Capgemini shall not incur any liability to Client as a result of such delays or deficiencies.

4.     COMPENSATION

        (a)   General. Compensation for Capgemini's Services and/or Deliverables shall be outlined in each Work Order. Such fees shall be payable to Capgemini's account within thirty (30) days after the receipt of an invoice covering Services rendered hereunder not previously invoiced; provided, that Services shall not be invoiced prior to performance thereof. The invoice shall include a detailed description of the Services which were performed or Deliverables provided during the covered period. Except as specifically set forth in a Work Order, compensation for Services and Deliverables shall be the complete and total compensation payable to Capgemini pursuant to such Work Order and shall include all programming fees, taxes, maintenance fees, initiation and set-up costs and license fees and costs associated with any obtaining licenses, approvals, waivers or rights relating to any third party intellectual property to the extent any such items are applicable to the scope of a Work Order. Capgemini may change the address to which payments are to be sent by Client at any time by giving Client written notice of such change. If any amount is not paid within thirty (30) days after it becomes due, Client shall also pay Capgemini interest on that amount for the period from its due date until it is paid in full. That interest shall be calculated at a rate equal to twelve percent (12%) per annum (or the maximum rate permitted by applicable law, if lower), and shall be payable on demand.

        (b)   Taxes. Except as specifically set forth in a Work Order, applicable taxes incurred in connection with the Services and Deliverables are included in the fees and expenses payable pursuant to Section 4. In addition, under no circumstances shall the Client be obligated for, and Capgemini shall in all circumstances pay, any and all taxes on the income of Capgemini, and each party shall bear sole responsibility for all real or personal property-related taxes on its owned or leased real or personal property (including sales and use taxes on such property acquired in order to provide the Services), for franchise or similar taxes on its business, for employment taxes on its employees, and for intangible taxes on property it owns or licenses.

5.     CONFIDENTIALITY

        Neither party shall disclose to a third party Confidential Information (as defined below) of the other party. The receiving party shall use the same degree of care as it uses to protect the confidentiality of its own confidential information of like nature, but no less than a reasonable degree of care, to maintain in confidence the Confidential Information of the disclosing party. The foregoing obligations shall not apply to any information that (a) is required to be disclosed by law, subpoena or other process, (b) is disclosed to a Capgemini Entity or any subcontractor of a Capgemini Entity (as defined below) in connection with its performance of the Services; provided, that, such entity or subcontractor has agreed to be bound by confidentiality provisions at least as restrictive as those set forth herein, or (c) is required to be disclosed in connection with any dispute, claim or action between the parties. "Confidential Information" means information related to the subject matter of a Work Order and any of the projects thereunder (including any third party information), and the business of the disclosing party, which (i) derives economic value, actual or potential, from not being generally known to or readily ascertainable by other persons who can obtain economic value from the disclosure or use of the information, (ii) is the subject of efforts by the disclosing party or owner of the third party Confidential Information that are reasonable under the circumstances to maintain the secrecy of the information, (iii) is identified by either party as "Confidential" and/or "Proprietary", or (iv) which, under all circumstances, ought reasonably to be treated as confidential and/or proprietary, including this Agreement. Confidential Information shall not include any information that (1) is at the time of disclosure, or thereafter becomes, through a source other than the receiving party, publicly known, (2) is subsequently learned from a third party that does not impose an obligation of confidentiality on the receiving party, (3) was known to the receiving party at the time of disclosure, or (4) is developed independently by the receiving party. The obligations of confidentiality hereunder with respect to any Confidential Information shall continue for a period of four years from the date of the last disclosure of Confidential Information under the Work Order under which such Confidential Information was disclosed; provided, that, any personally identifiable information (e.g. customer data) shall be held in confidence by the receiving party in perpetuity

6.     DELIVERABLES

        Upon full payment of any amount attributable to a Deliverable as set forth in a Work Order, Capgemini hereby assigns to Client any and all rights, title and interest, including, without limitation, copyrights, trade secrets and proprietary rights, to the materials created by Capgemini specifically for Client hereunder and required to be delivered to Client by virtue of their description or specification as a deliverable in an applicable Work Order (the "Deliverables"). The Deliverables exclude all third party works and products whether or not included or embedded in the Deliverables. The Deliverables shall be deemed to be "works made for hire" under the federal copyright laws. Capgemini agrees to give Client reasonable assistance, at Client's expense, to perfect such assignment of such rights, title and interest. However, the Deliverables may include data, modules, components, designs, processes, utilities, subsets, objects, program listings, tools, models, methodologies, programs, systems, analysis frameworks, leading practices, and specifications (collectively, "Technical Elements") owned or developed by Capgemini prior to, or independently from, its engagement hereunder (and any modifications or enhancements to Capgemini's Technical Elements developed in the course of performing the Services) (collectively, "Capgemini Technical Elements") and Capgemini retains exclusive ownership rights to all Capgemini Technical Elements. Accordingly, to the extent that any such Capgemini Technical Elements are integrated into any Deliverables, Capgemini hereby grants to Client a perpetual, worldwide, non-exclusive, paid-up, limited license to use, copy and modify such Capgemini Technical Elements as integrated into such Deliverables for the operation of its business in the ordinary course as a provider of communications services to its customers. Notwithstanding anything to the contrary in this Section, where Capgemini utilizes as a subcontractor a third party software vendor to provide Services with respect to software under license to Client from such subcontractor, Client's rights to any materials developed by such subcontractor, to the extent they would constitute a Deliverable if developed by Capgemini, shall be subject to the terms of the software license agreement between Client and such subcontractor. Notwithstanding anything to the contrary contained herein, Capgemini retains all rights to its general ideas, concepts, methodologies, processes, techniques, knowledge, experience and know-how acquired in the course of performing the Services, including to the extent such items may constitute Technical Elements hereunder.

7.     ACCEPTANCE

        If Client reasonably determines that a Deliverable fails: (i) in any material respect to meet the specifications and/or other acceptance criteria mutually agreed upon by the parties, or (ii) in any respect to achieve the full features, functionality, scalability and performance set forth in a Work Order, then, Client shall (a) promptly, after the delivery by Capgemini of such Deliverable, notify Capgemini in writing of such failure, and (b) specify in reasonable detail the nature and extent of such failure. Upon receipt of such notice, Capgemini shall, through the performance of additional Services, make such adjustments, modifications or revisions as are necessary to cause such Deliverable to so meet the specifications and/or other acceptance criteria, and achieve the full features, functionality, scalability and performance mutually agreed upon by the parties (a "Conforming Deliverable"), and either: (i) in the case of a non-software Deliverable, re-submit such Deliverable to Client for Client's review; or (ii) in the case of a Deliverable that comprises software, notify Client that such Deliverable is ready for re-testing. Capgemini shall continue the process of adjusting and modifying such Deliverable and resubmitting such Deliverable to Client for review in accordance with the preceding sentence until such time as the Deliverable is a Conforming Deliverable. Acceptance criteria will be agreed to by the parties in each applicable Work Order. At such time as a Deliverable is a Conforming Deliverable, Client shall issue a writing indicating its acceptance of such Deliverable. In any case, each such Deliverable shall be deemed accepted unless rejected in writing within ten (10) calendar days of the delivery by Capgemini of such Deliverable. Notwithstanding the rejection of any Deliverable by Client, operational use of such Deliverable in a production environment shall be deemed to constitute acceptance thereof. Once accepted, Client may not thereafter reject any interim Deliverable, provided that acceptance of a composite Deliverable may be conditioned upon the appropriate integration and operation of such previously accepted interim Deliverable into such composite Deliverable, to the extent required by the applicable specifications or acceptance criteria. Accepted Deliverables shall remain subject to the warranty provided in Section 10 for the duration of the Warranty Period (as defined below).

8.     RELATIONSHIP OF PARTIES

        (a)   No Special Relationship. Nothing contained herein or relating to the subject matter hereof shall be construed to create an employment, principal-agent, or fiduciary relationship, or a partnership or joint venture, or any relationship other than a contractual relationship, between Client and Capgemini, and neither party shall have the right, power or authority to obligate or bind the other in any manner whatsoever absent written consent. Capgemini will provide Services as an independent contractor. Capgemini does not undertake by this Agreement or otherwise to perform any obligation of Client, whether regulatory or contractual, or to assume any responsibility for Client's business or operations.

        (b)   Concerning Employees of Client and Capgemini. Personnel supplied by either party will be deemed employees of such party and will not for any purpose be considered employees or agents of the other party. Except as may otherwise be provided in this Agreement, each party shall be solely responsible for the supervision, daily direction and control of its employees and payment of their salaries (including withholding of appropriate payroll taxes), workers' compensation, disability and other benefits.

        (c)   Client-specific Responsibilities. Client shall: (i) make all necessary decisions and determinations in a reasonably timely manner; (ii) provide Capgemini, in a reasonably timely fashion, with all information reasonably required for the performance of the Services to extent practicable in light of Client's dependence on performance by Verizon Information Technologies LLC; (iii) provide Capgemini with reasonable access to Client premises necessary for the performance of the Services and Client will use commercially reasonable efforts to obtain for Capgemini the right to access Verizon Information Technologies' premises; (iv) cooperate with Capgemini in the providing of Services; (v) retain personnel in accordance with the applicable Work Order to participate in or facilitate the performance of the Services; (vi) participate in the conduct of training sessions; (vii) timely participate in meetings and make its personnel readily available for such meetings; and (viii) assign Client personnel with relevant training and experience to work as part of a project team with Capgemini or in consultation with Capgemini's personnel.

9.     CONTRACT PERFORMANCE

        (a)   Client Sponsor. A management official designated by Client (the "Client Sponsor") shall have overall responsibility for the performance of each Work Order by Client, for coordinating the performance of the Services with Capgemini, for acting as a day-to-day contact with the Capgemini Executive (as defined below) and for making available to Capgemini the data, facilities, resources and other support services from Client required for Capgemini to be able to perform the Services in a timely and accurate manner, except to the extent such responsibilities are allocated to Capgemini under a particular Work Order

        (b)   Capgemini Executive. Dee Burger, or such other person as may be designated by Capgemini (the "Capgemini Executive") shall have primary operational responsibility for Capgemini's performance of each Work Order, including all Capgemini personnel and other technical resources used in performing the Services, and will serve as day-to-day contact with the Client Sponsor.

        (c)   Authority To Make Changes. The Client Sponsor and the Capgemini Executive may propose, accept and implement changes to technical aspects of any Work Order by signing amendments thereto setting forth such changes, provided such changes do not affect the fees or reimbursements agreed upon under any Work Order or materially change the Services. Any material change to the Services under any Work Order must be agreed to by the parties and set forth in writing in an addendum or change order to the relevant Work Order executed by the parties.

10.   WARRANTY AND LIABILITY

        (a)   Capgemini warrants (the "Warranty") that: (i) it will exercise due professional care and competence in the performance of the Services (ii) it shall meet any and all material specifications (including Deliverable specifications), and any and all functionality and operability requirements, set forth in any Work Order and applicable to the Services, and (iii) it will comply with applicable laws, ordinances, rules and regulations pertaining to the Services or this Agreement which apply to Capgemini's performance of Services hereunder; provided, that, the parties acknowledge that Client remains solely responsible for compliance with laws, ordinances, rules, regulations or orders issued by any public authority as such relate specifically to Client's industry or operation of its business.

          (b)   Capgemini shall, for 120 calendar days following acceptance and utilization of each Deliverable into a production environment (the "Warranty Period"), fix any defects in the Services or Deliverables that are identified to Capgemini in writing during the Warranty Period and which are not Out of Scope Defects ("In-Scope Defects"). Notwithstanding the foregoing, to the extent that the features, functionality, scalability and performance of a Deliverable are adversely impacted by any subsequent Deliverable, correction of the original Deliverable and interoperability with the subsequent Deliverable shall be subject to the Warranty for the Warranty Period applicable to the subsequent Deliverable, irrespective of whether the Warranty Period as to the original Deliverable has otherwise expired. The following defects shall be considered out of scope defects and will not be covered by the Warranty ("Out of Scope Defects"):

            (i)    The issue relates to enhancements or any other changes that require the system to operate in a manner not specified in the applicable Work Order and not agreed upon by the parties pursuant to a Change Order; or,

            (ii)   The issue is an environmental issue, data issue, operational issue, user issue, or any other issues in which the system works as specified in the applicable Work Order when operated correctly with correct data; or,

            (iii)  The issue results in any module that is modified by Client or any third party prior to the end of the warranty period; or,

            (iv)  The issue relates to software code that was included in a prior release of the system that was not changed during the most recent release.

        In addition, the Warranty does not include support for enhancements, maintenance and technical support, user support, or the cleaning-up of data.

        (c)   For any breach of the Warranty, Capgemini shall re-perform and correct such Services. If Capgemini does not resolve the In-Scope Defects to Client's reasonable satisfaction consistent with the Work Order requirements, Client shall be entitled, in addition to any other right or remedy at law, to recover the fees paid to Capgemini for such deficient Services. Any claim for breach of the Warranty with respect to any of the Services shall be made by written notice to Capgemini. The time period permitted for response and resolution of In-Scope Defects after delivery of written notice to Capgemini shall depend upon the severity level of such defects. The definitions and applicable response and resolution times for each severity level are as set forth below:

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  Severity 1—System Inoperable—No work can be performed or processing capacity is so limited that the probability of a serious operational backlog is imminent. This also includes instances which stop the business from performing critical detail work and a manual workaround is not feasible. Typically, Severity 1 Defects require an emergency fix.

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  Severity 2—Module Is Inoperable/Data Corrupted—Either processing capability is limited and the defect has significant adverse impact on end customer or data is being corrupted and work must be stopped to avoid further corruption/loss of data and a manual workaround is not feasible. Typically, Severity 2 Defects require an emergency fix.

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  Severity 3—Feature inoperable/not working as documented. This includes program defects that affects system users but do not stop end customers from performing daily business or for which there is a reasonable workaround. After fixes for higher rated Defects are placed into production, fixes for Severity 3 Defects should be considered for inclusion in the next available release.

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  Severity 4—Operational Question/Cosmetic Issue—Defects/questions with day-to-day operational issues, cosmetic Defects with user interface; problem in or issue with documentation. These defects should be resolved after more serious Defects have been fixed and scheduled for release accordingly.

        Defect response times will be as follows:

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  For a Severity Level 1 defect, Capgemini will: 1) respond within one hour acknowledging Client's report of the defect and provide Client with a tracking number; 2) use diligent efforts to provide a defect analysis within 3 hours of receipt of Client's report of the defect; 3). provide an interim resolution for the defect as soon as reasonably possible using continuous efforts, 24 hours a day,

    7 days a week, 4) use diligent efforts to provide a final resolution within 5 calendar days after receipt of Client's report of the Defect.

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  For a Severity Level 2 defect, Capgemini will: 1) respond within 2 hours acknowledging Client's report of the defect and provide Client with a tracking number; 2) use diligent efforts to provide a defect analysis within 6 hours of receipt of Client's report of the defect; 3) use diligent efforts to provide an interim resolution for the defect within 48 hours of receipt of Customer's report of the Defect; and 4) use diligent efforts to provide a final resolution within 10 days after receipt of Customer's report of the Defect.

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  For a Severity Level 3 defect, Capgemini will: 1) provide a defect analysis within 72 hours of receipt of Client's report of the defect; 2) use diligent efforts to provide an interim resolution within 20 days of receipt of Client's report of the defect; and 3) provide a final resolution within 60 days of receipt of Client's report of the defect.

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  For a Severity Level 4 defect, Capgemini shall review with Client the operational implications of the defect and, upon agreement, determine what actions may be reasonable given the circumstances and operational implications that the defect creates.

        (d)   The Warranty Period shall begin once a given release is accepted in accordance herewith or the applicable Work Order. Once all In-Scope Defects identified in writing to Capgemini during the Warranty Period have been resolved and retested, and the Warranty Period itself has elapsed, the warranty will expire. This Warranty Period will only pertain to each code release. The Warranty Period for a given release will only pertain to In-Scope Defects caused by changes made during that release. The Warranty Period will not pertain to any areas of the software or configuration that have not changed across the releases and that continue to function as they did in the prior release.

        (e)   To the fullest extent permitted by applicable law, for each Work Order under which liability principally arises, the total aggregate liability of either party under this Agreement or with respect to the Services, and regardless of the form of action (including, but not limited to, breach of contract, tort, strict liability, breach of warranties, failure of essential services or otherwise, but excluding liability for fees owed by Client for Services rendered), will not exceed an amount equal to: (i) in the first three months after the execution thereof, liability shall be limited to two (2) times total fees paid to date to Capgemini (and not refunded to Client) thereunder, (ii) in months four (4) through six (6) after the execution thereof, liability shall be limited to one and one-half (1.5) times total fees paid to date to Capgemini (and not refunded to Client) thereunder, (iii) in months seven (7) through twelve (12) after the execution thereof, liability shall be limited to total fees paid to date to Capgemini (and not refunded to Client) thereunder, and (iv) thereafter, an amount equal to total fees paid to Capgemini (and not refunded to Client) under such Work Order during the twelve (12) month period immediately preceding the event giving rise to the claim.

        (f)    In no event will Capgemini or Client be liable for consequential, incidental, indirect, punitive or special damages (including loss of profits, data, business or goodwill), regardless of whether such liability is based on breach of contract, tort, strict liability, breach of warranties, failure of essential purpose or otherwise, and even if advised of the likelihood of such damages. Notwithstanding subsection (e) above and the preceding sentence of this subsection (f), the caps on the amount of liability and the limitations on type of liability described herein and therein shall not apply to: (i) the gross negligence or willful misconduct of a party, (ii) any violation by Capgemini of Section 2(c) other than a dispute regarding the scope of the Services provided in a Work Order, (iii) third party indemnity obligations pursuant to Section 12 below, or (iv) any violation of Section 5.

        (g)   CLIENT UNDERSTANDS THAT CAPGEMINI IS PERFORMING THE SERVICES HEREUNDER IN PART IN RELATION TO SYSTEMS AND DATA THAT HAVE BEEN PRODUCED BY CLIENT OR THAT HAVE BEEN PROCURED FROM THIRD PARTIES

OTHER THAN BY CAPGEMINI (COLLECTIVELY, "NON-CAPGEMINI SYSTEMS AND DATA"). EXCEPT AS OTHERWISE STATED IN THIS SECTION 10 AND IN ANY WORK ORDER, CAPGEMINI MAKES NO WARRANTIES OF ANY KIND OR NATURE REGARDING THE NON-CAPGEMINI SYSTEMS AND DATA, WHETHER EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, OR WARRANTIES OF ANY PRODUCTS OR SERVICES, OR THE APPROPRIATENESS OF CLIENT OR THIRD-PARTY SPECIFICATIONS. Client acknowledges that it is a sophisticated party to this Agreement and recognizes and agrees that the terms of this Section 10 are an integral part of Capgemini's pricing and an important factor in Capgemini's willingness to enter into this Agreement and to agree to perform Services hereunder. Capgemini expressly disclaims any warranty or liability with respect to laws, ordinances, rules and regulations issued by any public authority as such relate specifically to Client's industry or operation of it business.

        (h)   The Services may include providing assistance to Client with Client's procurement of third-party hardware, software or other items ("Third Party Materials"). Unless otherwise expressly stated in the Work Order, Client will license or purchase such Third Party Materials directly from the vendor or reseller (which may be an affiliate of Capgemini). Except as set forth in an applicable Work Order, Client retains sole responsibility for the selection of such Third Party Materials. Capgemini shall pay all license or other fees for the right to use Third Party Materials to deliver Services, unless otherwise specifically set forth in a Work Order as a pass-through cost to be borne by Client, or separately agreed between the parties pursuant to a software purchase or procurement agreement. Capgemini will specify in Work Orders any assistance it will provide in relation to Third Party Materials. Capgemini, its affiliates, and subcontractors, reserve the right to retain ancillary benefits, including credits, rebates or referral fees, they may receive relating to such Third Party Materials, regardless of whether Client pays for such Third Party Materials directly, on a pass-through basis, or otherwise. The retention of such benefits shall not constitute a conflict of interest.

        (i)    Capgemini will perform the Services under this Agreement in a manner that does not, and the Deliverables will not, (i) infringe, or constitute an infringement or misappropriation of, any patent, or patent rights of any third party, or (ii) infringe, or constitute an infringement or misappropriation of, any trade secret, copyright, trademark or other proprietary or intellectual property right of any third party. In the event any Services or Deliverables violate the preceding sentence, Capgemini shall, at its election, (a) procure the continued right to use the infringing Service or Deliverable, at its sole cost and expense, or (b) modify the Service or Deliverable in a manner that makes it non-infringing, which may include procurement of an alternative software product; provided, that, such modification does not diminish the features, functionality, scalability or performance of the infringing Service or Deliverable. Capgemini's failure to comply with the preceding sentence shall constitute a violation of Section 2(c).

        (j)    Capgemini may perform the Services with personnel of Capgemini or any of its affiliates (each, a "Capgemini Entity" and, collectively, "Capgemini Entities") or with subcontractors of Capgemini Entities. Capgemini shall be solely responsible for the performance of the Services and all of the other liabilities and obligations of Capgemini under this Agreement, whether or not performed, in whole or part, by Capgemini, any other Capgemini Entity, or any subcontractor of any Capgemini Entity. Client shall have no recourse against, and shall bring no claim against, any other Capgemini Entity or any subcontractor of any Capgemini Entity or any member, shareholder, director, officer, manager or employee of any Capgemini Entity or any subcontractor of any Capgemini Entity with respect to any liability or obligations herein or in connection with the Services.

11.   TERMINATION

        (a)   Breach. Client may terminate this Agreement or any Work Order, by written notice to Capgemini:

          (i)    in the event of a material breach of this Agreement or such Work Order by Capgemini, which breach is not cured within 30 days after receipt of written notice by Capgemini;

          (ii)   upon thirty (30) days written notice to Capgemini in the event the Acquisition (as defined in Work Order 1) is terminated; provided that if the Acquisition is reinstated within one hundred twenty (120) days, this termination shall be considered a termination for convenience pursuant to Section 11(a)(iii) hereunder. Termination of this Agreement hereunder shall not become effective until the thirtieth (30th) day after Capgemini receives the termination notice and Client will pay Capgemini's fees for: (A) previously invoiced and past due amounts (B) previously invoiced and not yet past due amounts, (C) work in progress to date which has not yet been invoiced, and (D) in progress deliverables for the next 30 days.

        In calculating the aforementioned monthly fees, Capgemini has placed $15,000,000 of fees at risk during the first twelve (12) months of this Agreement (spreading the $15,000,000 across 12 months at $1,250,000 per month), which is reflected in the fees set forth in Work Order 1. Client may deduct the First Credit Amount (as defined below) from the amount otherwise owed to Capgemini pursuant to Section 11(a)(ii)(B). For purposes hereof, the "First Credit Amount" means an amount equal to $1,250,000, multiplied by the number of remaining full months through the end of the twelfth month following the execution of this Agreement, less the applicable Infrastructure Amount. Client may deduct the Second Credit Amount from the amounts otherwise owed to Capgemini pursuant to Sections 11(a)(ii)(C) and (D). The "Second Credit Amount" means an amount equal to $1,250,000, multiplied by the number of remaining full months through the end of the twelfth month following the execution of this Agreement, less any First Credit Amount actually realized as an offset to amounts owed to Capgemini. The "Infrastructure Amount" shall be an amount set forth in the table attached hereto as Attachment A, as applicable to the month in which such termination notice is provided. Under no circumstances shall Capgemini be obligated to pay Client any amount under this Section as a result of any credit hereunder exceeding the amount owed to Capgemini; or

          (iii)  for convenience, at any time upon 30 days prior written notice.

        (b)   (i) Capgemini may terminate this Agreement for any failure by Client to make timely payment of any undisputed fees or reimbursement of undisputed expenses due under this Agreement, which breach is not cured within thirty (30) days after receipt of written notice by Client. (ii) If a dispute or disputes related to fees and expenses equals an aggregate of $15,000,000 and continues for longer than 90 days, Capgemini shall have the right to terminate the Agreement or applicable Work Order without penalty or liability to Client.

        (c)   Client shall pay Capgemini for all undisputed fees and expenses incurred through the effective date of termination (except in the case of Section 11(a)(ii) above which shall be governed by the terms of such subsection), provided that such payment shall not affect any other rights and remedies a party may have under this Agreement. In the event that Capgemini terminates this Agreement or a Work Order pursuant to Section 11(b) above, or Client terminates this Agreement pursuant to Section 11(a)(iii) above, then Capgemini shall also be entitled to be paid the fees specified in Attachment B, which Attachment is incorporated herein by this reference; provided, however, that if Capgemini's termination is for disputed fees pursuant to Section 11(b)(ii), Client shall only be obligated to pay the applicable amount set forth on Attachment B if Capgemini subsequently prevails on the merits in any dispute over whether such fees are actually owed.    Any such payments shall not affect any other rights or remedies Capgemini may have under this Agreement. The provisions of this Agreement which give the parties rights beyond termination of this Agreement will survive any termination of this Agreement, including, without limitation, Section 4 (Compensation), Section 5 (Confidentiality), Section 6 (Deliverables), Section 10 (Warranty and Liability), Section 11 (Termination), Section 12 (Indemnity) and Section 13 (Further Understandings).

        (d)   Bankruptcy. Either party may terminate this Agreement and all Work Orders hereunder effective immediately upon giving notification thereof in the event the other party is adjudged insolvent or bankrupt, or upon the institution of any proceeding against the other party seeking relief, reorganization or arrangement under any laws relating to insolvency, or for the making of any assignment for the benefit of creditors, or upon the appointment of a receiver, liquidator or trustee of any of the other party's property or assets, or upon liquidation, dissolution or winding up of the other party's business.

        (e)   Additional Termination Rights. The parties may agree to additional termination rights and provisions in each Work Order.

12.   INDEMNITY

        (a)   Indemnification by Client. Client shall indemnify and hold harmless Capgemini, its officers, directors, employees, successors and assigns (collectively, the "Capgemini Indemnitees") from and against any expense, claim, loss or damage (including court costs and reasonable attorney's fees) ("Losses") suffered or incurred by any Capgemini Indemnitees in connection with any third-party claims against Capgemini Indemnitees arising from or relating to:

          (i)    all claims for bodily injury to persons or physical damage to tangible personal or real property (excluding software, hardware and data) for which Client is legally liable to that third party, except to the extent caused by the negligence or intentional misconduct of Capgemini Indemnitees;

          (ii)   all claims arising from Client's violation of any law, ordinance, rule, regulation or order applicable to Client;

          (iii)  all claims arising from fraud committed by, or the intentional misconduct of Client; and

          (iv)  all claims for any taxes owed by Client pursuant to this Agreement.

        (b)   Indemnification by Capgemini.    Capgemini shall indemnify and hold harmless Client, and its Subsidiaries (as defined below) officers, directors, employees, successors and assigns (collectively, the "Client Indemnitees") from and against any Losses suffered or incurred by the Client Indemnitees in connection with any third-party claims against Client Indemnitees, arising from or relating to:

          (i)    all claims that a Service (including any Deliverable) violates Section 10(i) of this Agreement;

          (ii)   all claims for bodily injury to persons or physical damage to tangible personal property or real property (excluding hardware, software and data) for which Capgemini is legally liable to that third party, except to the extent caused by the negligence or intentional misconduct of Client Indemnitees;

          (iii)  all claims arising from a violation of any applicable laws, ordinances, rules and regulations pertaining to the Services or this Agreement which apply to Capgemini's performance of Services hereunder, excluding laws, ordinances, rules, regulations or orders issued by any public authority as such relate specifically to Client's industry or operation of its business;

          (iv)  all claims arising out of Capgemini's use in performing and/or providing the Services of products, services or license rights from third parties, to the extent due to Capgemini's breach of its agreement with such third parties for such products, services or license rights;

          (v)   all claims arising from fraud committed by, or the intentional misconduct of Capgemini;

          (vi)  all claims arising out of the failure of Capgemini to obtain, or cause to be obtained, any consent or approval required for Client to receive and use the Services, or any component thereof, to the extent specified in this Agreement;

          (vii) all claims for any tax owed by Capgemini pursuant to this Agreement; and

          (viii) all claims arising from a breach by Capgemini of Section 5 of this Agreement.

Capgemini shall not be required to indemnify Client Indemnitees in accordance with (b)(i) in the event the alleged infringement is caused by (i) Client or third party modification of any Deliverable, where such modification causes the infringement, (ii) use of a Deliverable in connection with a product or service (the combination of which causes the infringement) if Capgemini did not approve of such use; provided, that, Capgemini shall be deemed to have approved any use contemplated in Work Order 1 or the TSA, or (iii) Capgemini's actions outside the scope of any Work Order or the TSA or at the specific direction of Client.

        (c)   Indemnification Procedure.    An indemnified party under this Section 12 shall promptly notify the indemnifying party of any claim with respect to which it seeks indemnity hereunder. In the case of Client and its subsidiaries, Client, solely, shall provide to Capgemini any and all notices, and shall be the sole party to bring any and all claims on behalf of its Subsidiaries, with respect to indemnification hereunder. An indemnified party may participate, at its own expense, in the defense of such claim. An indemnifying party shall, except as provided below, assume the defense of such claim, and shall pay the fees and disbursements of counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expense of such counsel shall be at the expense of such indemnified party unless the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel. An indemnifying party may, without the prior written consent of the indemnified party, effect a settlement of a pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party only if such settlement does not include a finding or admission of any violation of any law or regulation, and (i) the only form of relief in such settlement is the payment of money which is paid in full by the indemnifying party, (ii) such settlement will not have any adverse effect on any other claims that have been or may be made against the indemnified party, and (iii) such settlement includes an unconditional release of such indemnified party of all liability on claims that are the subject of such proceeding. An indemnified party may assume control of the defense of any claim: (i) if it irrevocably waives its right to indemnity under this Section 12, or (ii) if the indemnifying party fails or refuses to timely assume the defense of such claim (in which case the indemnifying party shall be liable for all costs and expenses incurred by the indemnified party in the defense of such claim). An indemnifying party required to provide an indemnity to an indemnified party under this Section 12 shall have no obligation for any claim under this Section 12 if the indemnified party fails to notify the indemnifying party of such claim as provided above, but only to the extent that the defense of such claim is actually prejudiced by such failure. For purposes of this Section 12, a "Subsidiary" of Client is an entity in which Client owns at least a 50% voting stake.

13.   FURTHER UNDERSTANDINGS

        (a)   Notices.    Except as otherwise specifically provided in this Agreement or in a Work Order, all notices required under this Agreement will be in writing. Notices will be deemed given when actually received. All communications will be sent to the receiving party's address as set forth below or to such other address that the receiving party may have provided for purposes of receiving notices as provided in this Section 13.

To Capgemini:	Capgemini U.S. LLC 600 Peachtree Street Suite 3600 Atlanta, GA 30308 Attention: Dee Burger
With a copy to:	Capgemini U.S. LLC 750 Seventh Avenue New York, NY 10019 Attention: General Counsel
To Client:	Michael Haga PO Box 398 192 W. Broadway Peculiar, MO 64078
With a copy to:	Peter G. Nixon, COO FairPoint Communications, Inc. 521 East Morehead Street Suite 250 Charlotte, NC 28202
Shirley J. Linn Executive Vice President and General Counsel FairPoint Communications, Inc. 521 East Morehead Street Suite 250 Charlotte, NC 28202
Susan L. Sowell Vice President and Assistant General Counsel FairPoint Communications, Inc. 521 East Morehead Street Suite 250 Charlotte, NC 28202

        (b)   Binding Nature.    This Agreement shall be binding on and inure to the benefit of the parties and their respective successors and permitted assigns.

        (c)   Severability.    If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be determined by a court of competent jurisdiction to be invalid or unenforceable, such provision shall be modified or interpreted by the court so as to reasonably effect the intent of the parties and the parties shall replace any such invalid or unenforceable provision with valid and enforceable provision(s) that are consistent with the modification or interpretation made by the court. All other provisions of this Agreement shall remain in full force and effect.

        (d)   Entire Agreement.    This Agreement and any Work Orders hereunder constitute the entire agreement between the parties with respect to the subject matter hereof, and supersede any and all prior or contemporaneous written or oral communications between the parties. Except as expressly set forth herein, no other prior or contemporaneous covenants, promises, representations or warranties of any kind, whether written or oral, have been made or can be relied on by either party as an inducement to enter into this Agreement, whether relating to the tools, resources, practices or otherwise of any party hereto.

        (e)   No Oral Modification.    This Agreement shall not be amended or otherwise modified, except by a later written agreement that expressly states that it is an amendment or modification and that is signed by both parties. Except as set forth in such amendment or modification, no provision or statement in any document delivered in connection with this Agreement shall impose any additional obligation on Capgemini.

        (f)    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to its choice of law principles.

        (g)   No Waiver.    No waiver or failure to exercise any option, right or privilege under the terms of this Agreement by either of the parties hereto on any occasion or occasions shall be construed to be a waiver of the same on any other occasion or of any other option, right or privilege.

        (h)   Headings and References.    The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to Sections shall, unless otherwise provided, refer to Sections hereof.

        (i)    Assignment.    Neither this Agreement nor any of the rights or duties hereunder may be assigned or otherwise transferred by either party without the other party's prior written consent; provided, however, that Capgemini may assign or otherwise transfer its rights or duties under this Agreement to another member of the Capgemini S.A. group, and Client may assign or otherwise transfer its rights or duties under this Agreement to any Subsidiary thereof. Any act which is inconsistent with the terms of this Section shall be null and void ab initio.

        (j)    Non-Solicitation.    During the term of a Work Order and for a period of one (1) year following its termination, neither party shall, as a result of becoming aware of any employee of the other party or its subcontractors who is connected with the performance of such Work Order, directly or indirectly solicit or hire (or utilize as an independent contractor) such employee.

        (k)   Order of Precedence.    In the event of any inconsistency between or among the documents listed below, the following order of precedence shall govern:

          (i)    Work Orders; and

          (ii)   this Agreement

        (l)    Dispute Resolution; Equitable Relief.

          (i)    The parties will attempt in good faith to resolve any controversy or claim arising out of or relating to this Agreement or the Services through discussions between the Capgemini Vice President and the Client executive responsible for providing and accepting the Services. If these discussions are unsuccessful, the parties agree that any action asserting a claim by one party against the other party hereto arising out of or relating to this Agreement or the Services must be brought in the state or federal court for the county or district wherein the party against which the claim is brought has its principal place of business. Notwithstanding the foregoing, any action asserting a claim for collection of fees, expenses and/or other compensation due or owing to Capgemini under this Agreement may be brought in a state or federal court in New York, New York, which, for purposes of this Agreement, is Capgemini's principal place of business. If an action is pending on any claims between the parties, any claim which could be brought as a counterclaim must be brought in the pending action, if at all.

          (ii)   The parties acknowledge that the breach of Section 5 (Confidentiality), Section 6 (Deliverables) or Section 12(j) (Non-Solicitation) by one party will give rise to irreparable injury to the other party which is not adequately compensable in damages or at law. Accordingly, the parties agree that injunctive relief will be an appropriate remedy to prevent violation of either party's respective rights and/or obligations thereunder. However, subject to Section 10 (Warranty and

  Liability), nothing in this Section 12(l) (ii) shall limit a party's right to any other remedies in equity or at law, including the recovery of damages.

        (m)  Trademarks.    This Agreement and any Work Order does not give either party ownership rights or interests in the other party's trade name or trademarks.

        (n)   No Third Party Beneficiaries.    This Agreement is entered into solely by and between, and may be enforced only by, Capgemini and Client. Except as set forth in Section 10(j), this Agreement shall not be deemed to create any rights in or obligations to any third parties.

        (o)   Force Majeure.    Neither party shall be liable for failure to fulfill its obligations under this Agreement (other than a failure to pay money) only to the extent that failure is caused, directly or indirectly, by flood, communications failure, extreme weather, fire, mud slide, earthquake, or other natural calamity or act of God, interruption in water, electricity, acts of terrorism, riots, civil disorders, rebellions or revolutions, acts of governmental agencies, quarantines, embargoes, malicious acts of third parties, labor disputes affecting vendors or subcontractors and for which the party claiming force majeure is not responsible, or any other similar cause beyond the reasonable control of that party; provided, however, that the affected party shall use its commercially reasonable efforts to avoid or remove such causes of nonperformance and shall proceed immediately with the performance of its obligations under this Agreement whenever reasonably possible (each, a "Force Majeure Event"). If Capgemini's performance is excused by a Force Majeure Event, and it fails to resume full performance of all its obligations hereunder within 20 business days of the onset of the Force Majeure Event, Client may terminate this Agreement or any affected sub-component of the Services without penalty or other liability whatsoever (other than payment for Services previously rendered), in whole or in part, immediately upon written notice to Capgemini.

        (p)   Publicity.    Except with Client's prior written consent, Capgemini shall not make public reference to Client's selection of the Capgemini service line(s) and the nature of the Services provided. Except with Client's prior written consent, Capgemini may not publicly refer to the solution implemented or to be implemented by Capgemini and may write and publish a high-level profile discussing the reasons supporting Client's choice of the Capgemini solution and the benefits gained by Client. Moreover, Capgemini may, from time to time, request Client's assistance in complying with the process employed by Capgemini to measure client satisfaction, as may be stated in an applicable Work Order.

        (q)   Insurance.    During the term of this Agreement, each party shall obtain and maintain the following insurance:

          (i)    Commercial General Liability, including coverage for (A) premises/operations, (B) independent contractors, (C) products/completed operations, (D) personal and advertising injury, and (E) contractual liability, with limits of not less than an Each Occurrence Limit of $5,000,000, Products/Completed Operations Aggregate Limit of $5,000,000, Advertising Injury and Personal Injury aggregate Limit of $5,000,000 and a General aggregate of $5,000,000; the per occurrence and aggregate limits may be met through both primary General Liability and excess umbrella limits.

          (ii)   Worker's Compensation in amounts required by applicable law and Employer's Liability with a limit of at least bodily injury by accident of $1,000,000 each accident, bodily injury by disease, $1,000,000 policy limit and bodily injury by disease, $1,000,000 each employee; and

          (iii)  Automobile Liability including coverage for owned/leased, non-owned or hired automobiles with combined single limit of not less than $1,000,000 each accident.

In addition, Capgemini shall maintain during the term of this Agreement:

          (i)    errors and omissions insurance, with a limit of $5,000,000 per claim and $5,000,000 in the policy term aggregate; and

          (ii)   commercial crime insurance covering dishonest acts of employees; such insurance shall also include third party liability coverage and be written for limits not less than $10,000,000.

Unless otherwise agreed, all insurance policies shall be obtained and maintained with companies rated A- or better by Best's Key Rating Guide, and each party shall, upon execution of this Agreement, provide the other party with an insurance certificate confirming compliance with the requirements of this Section. Each party shall name the other as an additional insured on the policies identified in above (excluding Worker's Compensation and Errors and Omissions) and Client shall be named as loss payee as their interests may appear, on the Commercial Crime insurance identified above. Except with respect to the Commercial General liability, Errors and Omissions and Commercial Crime insurance, the parties shall each further obtain from their insurance companies providing the coverage required by this Agreement the permission of such insurers to allow such party to waive all rights of subrogation, and such party does hereby waive all rights of said insurance companies to subrogation against the other party, its affiliates, subsidiaries, assignees, officers, directors and employees.

[SIGNATURES ON NEXT PAGE]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

CAPGEMINI U.S. LLC		FAIRPOINT COMMUNICATIONS, INC.
By:	/s/ ILLEGIBLE	By:	/s/ EUGENE B. JOHNSON

Title:	Vice President	Title:	Chief Executive Officer

Explanatory Note Regarding Schedules

        The following schedules were omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

        Attachment A. Infrastructure Amount

        Attachment B. Termination for Convenience

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MASTER SERVICES AGREEMENT
Explanatory Note Regarding Schedules